UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Teavana Holdings, Inc.
(Name of Issuer)
Common Stock, $0.00003 par value
(Title of Class of Securities)
87819P102
(CUSIP Number)
July 27, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]       Rule 13d-1(b)
[   ]       Rule 13d-1(c)
[X]       Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87819P102

1)	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only)	SKM Equity Fund III, L.P.
2)	Check the Appropriate Box if a Member of a Group	(a) [ ] (b) [ ]
3)	SEC Use Only
4)	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5)	Sole Voting Power	6,922,472 *
		6)	Shared Voting Power	-0-
		7)	Sole Dispositive Power	6,922,472 *
		8)	Shared Dispositive Power	-0-
9)	Aggregate Amount Beneficially Owned by Each Reporting Person	6,922,472 *
10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	[ ]
11)	Percent of Class Represented by Amount in Row (9)	18.1% **
12)	Type of Reporting Person	PN

*   Held by Teavana Investment LLC as of December 31, 2011. SKM Equity Fund III, L.P. is the managing member of Teavana Investment LLC.

** Based on 38,226,327 shares of Common Stock outstanding as of December 7, 2011, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended October 30, 2011 filed with the Securities and Exchange Commission on December 13, 2011.

CUSIP No. 87819P102

1)	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only)	SKM Partners, L.L.C.
2)	Check the Appropriate Box if a Member of a Group	(a) [ ] (b) [ ]
3)	SEC Use Only
4)	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5)	Sole Voting Power	6,922,472 *
		6)	Shared Voting Power	-0-
		7)	Sole Dispositive Power	6,922,472 *
		8)	Shared Dispositive Power	-0-
9)	Aggregate Amount Beneficially Owned by Each Reporting Person	6,922,472 *
10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	[ ]
11)	Percent of Class Represented by Amount in Row (9)	18.1% **
12)	Type of Reporting Person	OO

*   Held by Teavana Investment LLC as of December 31, 2011. SKM Partners, L.L.C. is the general partner of SKM Equity Fund III, L.P., which is the managing member of Teavana Investment LLC.

** Based on 38,226,327 shares of Common Stock outstanding as of December 7, 2011, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended October 30, 2011 filed with the Securities and Exchange Commission on December 13, 2011.

CUSIP No. 87819P102

Schedule 13G

Item 1.

(a)   Name of Issuer:

Teavana Holdings, Inc.

(b)   Address of Issuer's Principal Executive Offices:

3630 Peachtree Road, NE, Suite 1480
Atlanta, GA  30326

Item 2.

(a)   Name of Person Filing:

SKM Equity Fund III, L.P., a Delaware limited partnership ("SKM Equity"); and

SKM  Partners, L.L.C., a Delaware limited liability company ("SKM LLC").

SKM Equity and SKM LLC are each referred to individually as a “Reporting Person” and collectively as the “Reporting Persons”.  SKM LLC is the general partner of SKM Equity, which is the managing member of Teavana Investment LLC (“TI LLC”). All of the securities reported herein as owned by the Reporting Persons were held by TI LLC as of December 31, 2011. SKM Equity, as the managing member of TI LLC, and SKM LLC, as the general partner of SKM Equity, have voting and dispositive power over the Common Stock held by TI LLC.  F. Barron Fletcher III is the individual authorized by SKM LLC to exercise such voting and dispositive power with respect to the Common Stock held by TI LLC.

(b)   Address of Principal Business Office or, if None, Residence:

601 Lexington Avenue, 53rd Floor, New York, NY  10022.

(c)   Citizenship:

SKM Equity:  Delaware

SKM LLC:  Delaware

CUSIP No. 87819P102

(d)   Title of Class of Securities:

Common Stock, $0.00003 par value

(e)   CUSIP Number:

87819P102

Item 3.    If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.  Ownership.

(a) through (c):

The information requested in these paragraphs is set forth in Items 5 through 9 and 11 of the cover pages to this Schedule 13G, and is incorporated herein by reference thereto.  Such information states the holdings of the Reporting Persons as of December 31, 2011.

Item 5.  Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

CUSIP No. 87819P102

Item 8.    Identification and Classification of Members of the Group.

Not Applicable.

Item 9.     Notice of Dissolution of Group.

Not applicable.

Item 10.   Certification.

Not applicable.

CUSIP No. 87819P102

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2012

SKM EQUITY FUND III, L.P.

By SKM Partners, L.L.C., its General Partner

By      /s/ John F. Megrue
Name:    John F. Megrue
Title:      Managing Member

SKM PARTNERS, L.L.C.

By      /s/ John F. Megrue
Name:    John F. Megrue
Title:      Managing Member

Exhibit 1

CUSIP No. 87819P102

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, the undersigned agree to the joint filing of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Common Stock of Teavana Holdings, Inc. and further agree to the filing of this agreement as an Exhibit thereto.  In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to such Statement on Schedule 13G.

Dated: February 13, 2012

SKM EQUITY FUND III, L.P.

By SKM Partners, L.L.C., its General Partner

By      /s/ John F. Megrue
Name:    John F. Megrue
Title:      Managing Member

SKM PARTNERS, L.L.C.

By      /s/ John F. Megrue
Name:    John F. Megrue
Title:      Managing Member